UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of April 2006

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form

is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Other Matters to be Disclosed

Purchase of Common Shares of KTF

KT Corporation increased its holding in KTF by 2,087,770 common shares between March 3, 2006 to April 6, 2006 by periodically purchasing KTF shares from the market. KT Corporation paid between Won 24,791 to Won 27,498 per share.

Together with a net increase in the aggregate number of common shares held by the directors and officers of KT Corporation, KT Corporation and its special related parties (including NTT Docomo, Inc.) increased the aggregate ownership of KTF from 109,850,825 common shares as of December 27, 2005 to 111,963,200 common shares as of April 6, 2006, representing 55.65% of KTF’s total outstanding common shares as of April 6, 2006. KT Corporation alone owned 91,727,858 common shares as of April 6, 2006, representing 45.59% of KTF’s total outstanding common shares as of such date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 7, 2006

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Assistant Vice President